EXHIBIT 99.1

Brookfield Renewable to Issue C$250 Million of Green Subordinated Hybrid Notes

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, June 03, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield Renewable”) today announced that it has agreed to issue C$250 million aggregate principal amount of Fixed-to-Fixed Reset Rate Subordinated Hybrid Notes due September 10, 2055 (the “Hybrid Notes”).

The Hybrid Notes will bear interest at an annual rate of 5.373% and reset every five years starting on September 10, 2030 at an annual rate equal to the five-year Government of Canada yield, plus a spread of 2.459%.

Brookfield Renewable Partners ULC, a subsidiary of Brookfield Renewable, will be the issuer of the Hybrid Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Hybrid Notes will be issued pursuant to a base shelf prospectus dated September 8, 2023 and a related prospectus supplement to be dated June 4, 2025. The issue is expected to close on or about June 10, 2025 subject to customary closing conditions.

The Hybrid Notes will represent Brookfield Renewable’s seventeenth green labelled corporate securities issuance in North America and the sixth issuance under Brookfield Renewable’s 2024 Green Financing Framework (the “Green Financing Framework”). Brookfield Renewable intends to use the net proceeds from the sale of the Hybrid Notes to fund Eligible Investments (as defined in the Green Financing Framework), including to repay indebtedness incurred in respect thereof. The Green Financing Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The Hybrid Notes are being offered through a syndicate of underwriters led by Scotiabank, BMO Capital Markets, RBC Capital Markets, CIBC Capital Markets, National Bank Financial Markets and TD Securities, and including Desjardins, BNP Paribas, Mizuho Securities, MUFG, SMBC Nikko and iA Private Wealth Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Access to the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of the Hybrid Notes is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering will be accessible within two business days at www.sedarplus.ca.

An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from Scotiabank by email at syndicate.toronto@scotiabank.com or phone at 416-862-3290, BMO Capital Markets by email at DCMCADSyndicateDesk@bmo.com or phone at 416-359-6359 or RBC Capital Markets by email at torontosyndicate@rbccm.com or phone at 416-842-6311.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 (416) 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Hybrid Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.